UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 18, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

diaDexus, Inc.

File No. 0-26483 - CF#27097

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   diaDexus, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from an exhibit to a Form 10-Q filed on November 15, 2010, as amended on August 15, 2011.

   Based on representations by diaDexus, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

     Exhibit 10.27   through August 1, 2016

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Jennifer Riegel
          Special Counsel